ROCKWELL DIAMONDS INC.

Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604) 684-6365 Fax No.: (604) 684-8092

and

Level 0, Wilds View, Isle of Houghton
Corner Carse O’Gowrie and Boundary Roads Houghton Estate
Johannesburg, 2198
(P.O. Box 3011, Houghton, 2041 South Africa)
Telephone No.: +27(0)11 481 7200 Fax No.: +27(0)11 481 7235

INFORMATION CIRCULAR
Unless otherwise indicated, this Information Circular (the “Circular”) contains information as at September 22, 2009.

General Information

This Circular is being furnished in connection with the solicitation of proxies by management of Rockwell Diamonds Inc. (the “Company”) for use at the annual general meeting of shareholders (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

“Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

No person is authorized to give any information or to make any representation not contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of the Company, for use at the Meeting, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

Persons or Companies Making Solicitation

The enclosed Instrument of Proxy (“Instrument of Proxy”) is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. Solicitation may be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by management as set forth in this Circular.

Appointment and Revocation of Proxies

The persons named in the accompanying Instrument of Proxy are directors and or officers of the Company. A shareholder has the right to appoint a person, other than the persons named in the enclosed Instrument of Proxy, to attend and act for him on his behalf at the Meeting. To exercise this right, a shareholder must strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. To be effective, the completed Instrument of Proxy must be deposited with the Registrar and Transfer Agent, Computershare Investor Services Inc., as set out below.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed Instrument of Proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed Instrument of Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/proxy. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed Instrument of Proxy for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from the Company’s transfer agent, Computershare Investor Services Inc. ("Computershare").

These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These security holder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Instrument of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote your Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

The Instrument of Proxy must be signed by shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place aforesaid at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) in any other manner permitted by law.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Voting and Exercises of Discretion by Proxies

The Instrument of Proxy affords the Shareholder an opportunity to specify that the shares registered in his name shall be voted or withheld from voting in respect of the election of directors and the appointment of auditors. The Instrument of Proxy also affords the Shareholder the opportunity to specify that the shares registered in his name shall be voted in favour of or against any resolutions proposed for approval at the Meeting in accordance with such direction.

On any ballot that may be called for, the shares represented by proxies in favour of management nominees will be voted or withheld from voting in respect of the election of directors and the appointment of auditors and voted in favour of or against the resolution authorizing the directors to fix the remuneration of the auditors, in each case in accordance with the specifications made by Shareholders in the manner referred to above.

In the absence of any direction in the Instrument of Proxy, it is intended if management's proxyholders are selected that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters, which may properly be brought before the Meeting. At the time of printing of this Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Common Shares are listed for trading in Canada on the Toronto Stock Exchange (the “TSX”) under the symbol RDI and in the Republic of South Africa on the Johannesburg Stock Exchange (the “JSE”) under the symbol RDI. The Common Shares are also quoted in the United States on the OTCBB under the symbol RDIAF.

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of September 22, 2009, 238,043,069 Common Shares were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each Common Share of which he is the holder. As at the date hereof there are no preferred shares issued or outstanding.

Only shareholders of record on the close of business on September 22, 2009, who either personally attend the Meeting or who complete and deliver a proxy in the manner and subject to the provisions set out under the heading

“Appointment and Revocation of Proxies” above will be entitled to have his or her Common Shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no persons or corporations owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares as at September 22, 2009.

(1) The above information was supplied to the Company from the insider reports available at www.sedi.ca.

ANNUAL MEETING BUSINESS

Appointment of Auditor

KPMG LLP, Chartered Accountants, Dynarc House, 200 Nelson Mandela Drive, Brandwag, 9301, PO Box 12060, Brandhof, 9324, South Africa, will be nominated at the Meeting for appointment as auditor of the Company at a remuneration to be fixed by the Board in the place of Davidson & Company LLP.

The Board resolved on December 16, 2008 that Davidson & Company LLP, Chartered Accountants, not be proposed for reappointment as the auditor of the Company at the Meeting.

There have been no reportable events and no reservations expressed by Davidson & Company LLP for the relevant period for the purposes of National Instrument 51-102. A copy of the Company’s Reporting Package with respect to the termination of Davidson & Company LLP and proposed appointment of KPMG LLP as auditor of the Company (including the Notice of Change of Auditor, a letter from Davidson & Company LLP and a letter from KPMG LLP) is attached as Appendix “A” to this Information Circular.

Election of Directors

The term of office of each of the current directors of the Company expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the “BCA”).

The size of the board of directors (the “Board”) is currently determined at seven (7). The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Votes Policy

The Board has adopted a policy stipulating that if the votes in favour of the election of an individual director nominee at a meeting of shareholders represent less than a majority of the Common Shares voted and withheld, the nominee will submit his or her resignation promptly after the Meeting for the consideration of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any Corporate Governance and Nominating Committee deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

The following disclosure sets out the names of management’s seven (7) nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at September 22, 2009.

Name, Position and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
John Bristow(6) President, Chief Executive Officer, Chief Operating Officer and Director Pretoria, South Africa	Since August 2006	1,283,386(6)
Mark Bristow(7) Director Johannesburg, South Africa	Since March 2007	2,433,286 (7)
David J. Copeland(8) Chairman and Director Vancouver, British Columbia, Canada	Since September 2006	1,224,373(8)
William Fisher(2)(3) Director Vancouver, British Columbia, Canada	Since November 2008	Nil
Willem Jacobs(2)(4) Director Pretoria, South Africa	Since October 1, 2009	Nil
Richard Linnell(2)(3)(4) Director Randburg, South Africa	Since October 1, 2009	Nil
Sandile Zungu(3)(4) Director Vancouver, British Columbia, Canada	Since November 2008	Nil

Notes:

(1)

The information as to securities beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees and are based on insider reports filed on www.sedi.ca as at September 22, 2009.

(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Governance Committee.
(4)	Member of the Compensation Committee.
(5)	John Bristow holds options to purchase 599,500 Shares at $0.62 per share expiring on September 24, 2012 and options to purchase 300,000 Shares at $0.45 per share expiring on June 20, 2010.
(6)	Mark Bristow holds options to purchase 449,500 Shares at $0.62 per share expiring on September 24, 2012 and 600,000 warrants at $1.00 expiring on November 22, 2009.
(7)	David Copeland holds options to purchase 499,500 Shares at $0.62 per share expiring on September 24, 2012 and 192,000 warrants at $1.00 expiring on November 22, 2009.

Biographical Information about Board Nominees

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

John Bristow - President, Chief Executive Officer, Chief Operating Officer and Director

Dr. Bristow, Ph.D., has over 30 years experience in the diamond business, initially with De Beers and most recently as CEO of Kalahari Diamonds, plc, which successfully merged with Petra Diamonds in 2005. In 1998 Dr. Bristow played a key role in listing alluvial diamond producer Gem Diamond Mining Corporation (Gem) on the JSE. Mvelaphanda Diamonds (Proprietary) Limited subsequently acquired a controlling interest in Gem, then merged with the Trans Hex Group, South Africa’s largest publicly listed diamond producer, in 2000. Dr. Bristow has considerable African and international experience in the exploration, evaluation and mining of kimberlite and alluvial diamond deposits.

Dr. Bristow is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	August 2006	Present
	President	August 2006	Present
	Chief Operating Officer	August 2006	Present
	Chief Executive Officer	September 2007	Present
Oropa Limited	Director	December 2000	April 2004

Mark Bristow - Director

Dr. Mark Bristow was appointed to the Board in October 2006. Dr. Bristow comes to the Company with 20 years experience in exploration, development, project and corporate finance and management in the mining sector in Africa.

From 1992 to 1995, Dr. Bristow had executive responsibility for the exploration and new business activities of Randgold & Exploration. In August 1995 he was appointed managing director and subsequently, in October 1995, CEO of Randgold Resources, which he helped establish as Randgold & Exploration’s international mining and exploration subsidiary and subsequently built it into an independent, public gold mining and exploration company which is listed on the London Stock Exchange as well as NASDAQ in New York. He has held director positions on the boards of: Harmony Gold Mining Company Limited; Durban Roodepoort Deep Limited; Blyvooruitzicht Gold Mining Company Limited; Buffelsfontein Gold Mines Limited; and The Grootvlei Proprietary Mines Limited and until recently AFPLATS Plc., the AIM listed, junior Platinum company. Besides his affiliation with Randgold, Dr. Bristow was the Chairman of SOMISY (Syama) until that company was sold to Resolute in 2004. He is currently the Chairman of the SOMILO Board of Directors (Loulo Gold Mining Company), a non-executive Director of Morila Limited and a member of the President of Senegal’s Economic Advisory Committee as well as the President of Mali’s advisory council. He is also a fellow of the Geological Society of South Africa and he holds a PhD in geology from Natal University.

Dr. Bristow has been CEO of Randgold Resources Limited, a publicly-traded company since it was incorporated in 1995. He currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Midway Resources Int’l.	Director	November 2005	Present
Randgold Resources Limited	CEO and Director	August 1995	Present
Rockwell Diamonds Inc.	Director	December 2006	Present

David J. Copeland - Chairman and Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America, including alluvial bulk sampling and alluvial start-up operations in the Northwest Territories, Canada. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration and development on behalf of companies for which

Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.) provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Diamonds Inc	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	March 1994	Present

William Fisher - Director

Mr. Fisher is a British/Canadian mining executive with over 25 years of mining experience. He has extensive experience in diamond mining and exploration in Africa and Brazil. He was a mine production geologist in Angola for De Beers, and also in Guinea, West Africa for AREDOR where he was responsible for mine control of alluvial, colluvial and open pit kimberlite operations.

Mr. Fisher moved to Canada in 1993 and was founding President of Ambrex Mining. In 1997 he was appointed Vice President of Exploration for Boliden one of the world’s largest base metal mining and smelting companies, and from 2001 became CEO of GlobeStar Mining Corporation which financed and built the Cerro de Maimon copper/gold mine in the Dominican Republic.

He was a founding director and Chairman of Aurelian Resources which was sold to Kinross Gold in 2008 for over Cdn$1 billion. He serves as a Director of Canadian listed Companies Karmin Exploration (where he is CEO), Treasury Metals and PC Gold. He has served as a director of GlobeStar Mining, Expatriate Resources and Stockholm listed North Atlantic Natural Resources, which became Lundin Mining.

Mr Fisher holds a B.Sc. in Geology from Kingston University, London UK and is a practicing Professional Geologist, under the Association of Professional Geoscientists of Ontario.

Mr. Fisher is, or was within the past five years, an officer and/or director of the following companies:

Company	Positions Held	From	To
Karmin Exploration Inc.	Director	May 1995	Present
	CEO	May 1995	July 1997
		August 2001	Present
GlobeStar Mining Corporation	CEO and Director	August 2001	February, 2008
PC Gold Inc.	Director	June 2008	Present
Aurelian Resources Inc.	Director	June 2003	September 2008
	Chairman	January 2005	September 2008
Treasury Metals Inc.	Director	August 2008	Present
Rockwell Diamonds Inc.	Director	November 2008	Present

Willem Jacobs – Director

Dr. Jacobs has over 25 years experience in the engineering, mining and investment sectors, including 20 years in executive, Chief Executive and Chief Operating Officer, and Board Level of private and public companies. His experience includes an excellent track record in the Industrial Minerals industry, including mining and production of low grade deposits, marketing, product development, and product and company positioning. He has worked and operated globally in complex and multi-cultural environments which includes seasoned working knowledge of people, systems, legal frameworks in North and South America, Australia, the Far East including China, the Middle East, Japan and India. He also has extensive experience and a proven track record in corporate turnarounds, mergers and acquisitions, and post acquisition alignment and optimizations of combined business entities.

He joined Price Waterhouse in 1984 as a Principal Consultant and managed the Strategy and Corporate Finance Practice in Johannesburg, prior to becoming Executive Director of Cullinan Holdings Limited from 1990 to 1995. During this period he was also the CEO of Cullinan Precision Engineering, Chairman of Cullinan Minerals, and Chairman of Sud Chemie (SA), a joint venture between Sud Chemie (Germany) and Cullinan Holdings Limited.

From 1996 to 1998 he was Managing Director of automotive company ABB Flexible Automation (Southern Hemisphere), and thereafter the CEO of IMERYS Africa and Australia from 1998 to March 2001. From 2001 to 2007 he served as a non-executive director of Europe Minerals Bv, an industrial minerals company based out of Amsterdam in the Netherlands, and operated as a private consultant in the minerals business and private investment sector.. In May 2007 he assumed the role of Country Manager of all Teal Mining and Exploration activities in the Democratic Republic of Congo (“DRC”) until December 2008. He is currently a Director and Operations Manager of Congo Supply and Maintenance s.p.r.l. which is active in minerals exploration in the DRC.

Dr. Jacobs completed a BPL Honours degree at the University of the Orange Free State in 1982, a Master of Commerce at Rand Afrikaans University in 1985, and a PhD in Economics at the University of South Africa in 1998. Research, study and course work towards his Masters in Commerce and PhD degrees was completed at Duke University and the Wharton Business School in the USA respectively. He further completed specialist courses at Wharton Business School in the areas of mergers and acquisitions as well as strategy.

Dr. Jacobs is, or was within the past five years, an officer and/or director of the following companies:

Company	Positions Held	From	To
Congo Supply and Maintenance	Director	January 2009	Present
Teal Mining and Exploration	Country Manager	May 2007	December 2008
Europa Minerals bv	Non Executive Director	2001	2007
Rockwell Diamonds Inc.	Director	October 2009	Present

Richard Linnell – Director

Mr. Linnell has been active in the mineral resources business for nearly 40 years and has significant global experience in the development and marketing of resources and commodities. He joined Middelburg Steel & Alloys as Marketing Manager for the Stainless Steel division in 1985 and was subsequently involved in the establishment of the Columbus Stainless Steel Project. He then became General Manager of the Manganese Division of Samancor, a joint venture between the then Billiton Plc and the Anglo American Corporation. Samancor had a dominant position globally in manganese and chrome markets. He then moved to head Billiton Plc’s Exploration and Development activities within Africa, and gained considerable experience in Guinea, Mauritania, Sudan, Morocco, Democratic Republic of Congo, Zambia, as well as South Africa.

Mr. Linnell retired from BHP Billiton in 2001 and made a successful transition to the junior exploration and mining sector where he has been involved in the creation, raising of funds, development, and management of several private and listed junior and mid-tier exploration and mining companies, including the roles of non-Executive Chairman and Director of companies listed on the Sydney, Toronto, London and Johannesburg stock exchanges.

He is currently Non Executive Chairman of Coal of Africa Limited, Sacoil Holdings Limited, Brinkley Mining Company and Maghreb Minerals Plc. He is non-Executive Director of Centebale Resources Limited, GRD Minproc

Limited, GRD Minproc SA Limited, Mag Industries Corporation Inc, Cuco Resources Limited, Moydow Mines International Inc, New Kush Exploration and Mining Limited, VML Resources, and Nimag (Pty) Limited.

Aside from his direct interests in mineral exploration and mining companies, Mr. Linnell was the originator of the Bakubang Initiative, a Forum designed to revive the South African Junior Mining Industry which lead to the establishment of the New Africa Mining Fund and is currently the Chairman of the Trustees of the New Africa Mining Fund. He was also a member of the Electricity Council (representing the mining industry) which was the forerunner of Eskom Ltd before corporatisation.

Mr. Linnell has a BSc (Honours) London External Degree from the University College of Rhodesia and Nyasaland, which was then an External London College.

Mr. Linnell is, or was within the past five years, an officer and/or director of the following companies:

Company	Position Held	From	To
Coal of Africa Limited	Chairman	2001	Present
Mag Industries Corporation	Director	2006	Present
Chrome Corporation Limited	Chairman	2007	2009
Moydoy Mines International Inc	Director	2007	Present
Maghreb Minerals Plc	Chairman	2008	Present
Brinkley Mining Company Limited	Chairman	2008	Present
Sacoil Holdings Limited	Chairman	2004	Present
GRD Minproc Limited	Director	2008	Present
Namakwa Diamonds Limited	Director	2003	2006
Rockwell Diamonds Inc.	Director	October 2009	Present

Sandile Donald Muziwenkosi Zungu - Director

Sandile Donald Muziwenkosi Zungu is a mechanical engineer with an MBA and a founding member of Zungu Investments Company (Proprietary) Limited (“Zico”), a diversified investment company which is the majority shareholder of the Company’s empowerment partner, Africa Vanguard Resources (“AVR”).

Mr. Zungu is a founder, Chairman and a majority shareholder of Zico, a broad-based black empowerment company. He spent six years in engineering and production at Richards Bay Minerals, Energy Refinery, National Sorghum Breweries and South African Breweries. He subsequently joined the corporate finance division of the African Merchant Bank, following which he played a key role in the formation of Sarhwu Investment Holdings growing it from a zero asset base to more than R400 million in the net asset value. Thereafter he assumed the role of Executive Director for Strategy and Empowerment at New Africa Investments Limited. He created Zico in 2002, a broad based and diversified industrial holding organization with interests in financial services, media, health care and resources, the latter being held in AVR. AVR holds 26% of the prospecting and mining rights held in South Africa, with the Company holding the remaining 74%. He completed a mechanical engineering degree at the University of Cape Town and an MBA at the Graduate School of Business, University of Cape Town.

Mr. Zungu is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Zungu Investments Company (Proprietary) Ltd.	Executive Chairman	February 2002	Present
Rockwell Diamonds Inc.	Director	November 2008	Present

Penalties, Sanctions and Orders

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Within the last 10 years before the date of this Circular no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Within the last 10 years before the date of this Circular no proposed nominee for election as a director of the Company has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, other than Dr. Willem Jacobs who was sequestrated in November 2006 as a result of having personally committed himself to the creditors of his late brother. No claims were proven against the South African estate of Dr. Jacobs and he was declared rehabilitated by the South African Supreme Court on August 3, 2009.

BLACK ECONOMIC EMPOWERMENT HOLDINGS (“BEE”) in ROCKWELL PROPERTIES

During the year ended May 31, 2007, Africa Vanguard Resources (Pty) Limited (“AVR”), the holding Company of Richtrau No 136 (Pty) Limited (“Richtrau”) purchased through Richtrau a 15% interest in Van Wyk Diamond Group (“VWDG”) from the Van Wyk Trust for an amount of ZAR22 million (C$3.4 million). The VWDG comprised the mining projects known as Holpan, Klipdam, and Wouterspan purchased by Rockwell from H C Van Wyk Diamonds Limited. Subsequently on November 30, 2008 AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% of the shares in each of the entities comprising VWDG. The additional 11% stake was acquired by another subsidiary of AVR, Georgia Avenue Investments (Pty) Limited (“Georgia”), at a subscription price of ZAR17.5 million. The AVR group was also contractually committed to inject ZAR10.5 million in working capital into the VWDG.

Due to the world wide credit contraction and economic recession, depressed market conditions, and decline in diamond prices the AVR group indicated to the Board of Directors of Rockwell RSA (the holding company of the entities in VWDG) during the fourth quarter of fiscal 2009 that it was unable to make outstanding payments to complete its financial obligations, and that it was pursuing other funding mechanisms to meet its obligations. As at February 28, 2009 AVR owed Rockwell approximately ZAR19 million in respect of concluding the Georgia transactions which is outstanding. The contractually committed ZAR10.5 million due to VWDG has also not been received from AVR at this point in time.

Rockwell RSA has in conjunction with AVR endeavoured to identify alternate sources of funding to assist AVR complete its investment in the VWDG projects, and currently negotiations are being progressed with the Industrial Development Corporation (“IDC”) of South Africa. Rockwell RSA is in on-going discussions with AVR, and has also engaged with the Department of Minerals and Energy with the assistance of its legal counsel to address the completion of the BEE participation in the share capital of the entities comprising VWDG. The shares for the outstanding equity purchases are held in trust by legal firm Tabacks pending conclusion of the transaction.

Effective October 2, 2008, AVR via Liberty Lane Investments (Pty) Limited, acquired a shareholding of an effective 26% in the Saxendrift project by subscribing for shares in Saxendrift Mines (Pty) Limited. This transaction was also conducted in respect of the Minerals and Petroleum Resources Development Act and has been structured via a loan structure underwritten by Rockwell Resources RSA (Pty) Limited. AVR has paid an initial deposit of R3 million in respect of this transaction which is structured over a two year period. Rockwell is also in discussion with AVR in respect of the funding of the outstanding amount for this transaction.

CORPORATE GOVERNANCE

Mandate of the Board

The Board adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the “Manual”) on February 28, 2008. The Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitoring of its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. In addition, the Manual has written charters for each committee. Further, the Manual encourages but does not require continuing education for its directors and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. A copy of the Manual is available for review at the Company’s website www.rockwelldiamonds.com

The attendance record of the directors is as follows:

Attendance Record of Directors Since March l, 2008
Name	Board Meetings Attended	% of Board Meetings Attended
John Bristow	9 out of 9	100%
Mark Bristow	8 out of 9	89%
David J. Copeland	8 out of 9	89%
Sandile Zungu	3 out of 4	75%
William Fisher	4 out of 4	100%
Gregory J. Radke	4 out of 4	100%
Terrance Janes	4 out of 4	100%

Notes:

1.	Douglas B. Silver served as a director from January 7, 1998 until November 21, 2008 and attended 5 meetings of the Board during fiscal 2009.
2.	Rene G. Carrier served as a director from April 21, 1993 until November 21, 2008 and attended 5 meetings of the Board during fiscal 2009.
3.	Scott D. Cousens served as a director from November 14, 2000 until November 21, 2008 and attended 5meetings of the Board during fiscal 2009.
4.	Patrick John Bartlett served as a director from September 5, 2007 until November 21, 2008 and attended 5 meetings of the Board during fiscal 2009.
5.	Gregory J. Radke served as a director from November 21, 2008 until June 18, 2009.
6.	Terrance Janes served as a director from November 21, 2008 until June 23, 2009.
7.	Gregory J. Radke, Terrance Janes, William Fisher and Sandile Zungu were appointed directors on November 21, 2008.

Composition of the Board

The Manual requires the Board to determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the corporation. The Manual recommends that a Board be constituted with a majority of directors who qualify as independent directors (as defined below). A Board should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board, and the board should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Manual allows for retention of independent advisors for board members when they consider it advisable.

Under the Manual, an “independent” director is one who is free from any employment, business or other relationship which could, or could reasonably be expected to, materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who (or whose family member) is or has been within the last three years, an executive officer of an entity is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board is proposing seven (7) nominees for the office of director of whom three of the nominees can be considered as “independent” directors. The “independent” nominees are William Fisher, Richard Linnell and Willem Jacobs. These nominees are considered independent by virtue of not being executive officers of the Company, not having a material relationship with the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are David Copeland, Chairman, (provides engineering services), John Bristow (President and CEO), Mark Bristow (brother of John Bristow) and Sandile Zungu (Chairman and majority shareholder of Zico, which is the majority shareholder of the Company’s empowerment partner, AVR).

Mr. Copeland serves on other boards of directors of other publicly traded companies affiliated with a private management company, Hunter Dickinson Services Inc. (“HDSI”). As described in the Company’s Annual Information Form, HDSI is a private company owned by several publicly traded exploration companies (one of which is the Company). HDSI employs members of the executive management of all companies (of which the Company is one) and HDSI in turn invoices the companies for their share of these executive and director services as well as other services, including geological, accounting and administrative services, on a cost recovery basis.

Committees of the Board

The Manual requires that (i) committees of the Board be composed of at least a majority of independent directors (ii) the Board expressly assumes responsibility, or assign to a committee of directors responsibility, for the development of the Company’s approach to governance issues, (iii) the audit committee of every Board be composed only of independent directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management’s system of internal control, (iv) the audit committee have direct access to the Company’s external auditor, and (v) the Board appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

As well as an Audit Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee and a Technical Committee.

Audit Committee

The Board has established an Audit Committee, consisting of William Fisher, Willem Jacobs and Richard Linnell . The Audit Committee shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the companys independant auditors and other matters under the authority of the committee. See further disclosure in the “Audit Committee Charter”. The charter was adopted on February 28, 2008 and is included in the Manual. This charter is available for viewing at the Company’s website at www.rockwelldiamonds.com.

Compensation Committee

The Board has established a Compensation Committee, consisting of Willem Jacobs, Richard Linnell and Sandile Zungu. The Compensation Committee recommends compensation for the directors and executive officers of the Company. See further disclosure under heading “Compensation of Executive Officers”. The charter for the Compensation Committee plan was adopted on February 28, 2008 and is included in the Manual. This charter is available for viewing at the Company’s website at www.rockwelldiamonds.com.

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and directors, to review the performance of the Company’s executive officers and to make recommendations on compensation to the Board.

The Compensation Committee periodically considers the grant of stock options. Options have been granted to the executive officers and directors and certain other service providers taking into account competitive compensation factors and the belief that options help align the interests of executive officers, directors and service providers with the interests of shareholders.

Nominating and Governance Committee

The Board has established a Nominating and Governance Committee, consisting of William Fisher, Richard Linnel and Sandile Zungu.

The Nominating and Governance Committee has been given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance and assists members of the Board in carrying out their duties. The Nominating and Governance Committee also reviews all new and modified rules and policies applicable to governance of listed corporations to assure that the Company remains in full compliance with such requirements as are applicable to the Company.

The nominating function of the Nominating and Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of a director of the Company and to formalize the process for ensuring the nomination of high calibre directors and proper director succession planning. The Company has formal procedures for assessing the effectiveness of board committees as well as the Board as a whole. Under the Manual, this function is to be carried out annually under the direction of the Nominating and Governance Committee and those assessments are then provided to the Board.

Board Decisions

Good governance policies require the Board of a listed corporation, together with its chief executive officer, to develop position descriptions for the board and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility, which is not delegated to senior management or to a committee of the Board remains with the Board.

Recruitment of New Directors and Assessment of Board Performance

Good governance policies require that (i) every Board of a listed corporation implement a process for assessing the effectiveness of the Board and the committees of the board and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

See the description of the Nominating and Governance Committee above.

Directorships

The section entitled "Election of Directors" in this Circular gives details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral project and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

Ethical Business Conduct

The Board has adopted an ethics policy (set out in the Manual) which is available for download from the Company’s website at www.rockwelldiamonds.com. The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Nominating and Governance Committee recommended the seven current directors as nominees for election this year.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Nominating and Governance Committee oversees an annual formal assessment of the Board and its three main committees namely the Audit Committee, Compensation Committee and the Nominating and Governance Committee. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

EXECUTIVE COMPENSATION

GENERAL PROVISIONS

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)      a Chief Executive Officer (“CEO”);

(b)      a Chief Financial Officer (“CFO”);

(c)           each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)           each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at February 28, 2009.

COMPENSATION DISCUSSION AND ANALYSIS

The Company’s compensation policies and programs are designed to be competitive with similar resource companies and to recognize and reward executive performance consistent with the success of the Company’s business.

The Board has established a Compensation Committee, consisting of Willem Jacobs, Richard Linnell and Sandile Zungu. The function of this Committee as set out in the Manual is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. In furtherance of this purpose, the Compensation Committee has the following duties, responsibilities and authority:

(a) The Committee shall recommend to the Board of Directors the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Committee shall review director compensation at least annually.

(b) The Committee shall annually review the Company’s base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommend changes in or additions in such structure and plans to the Board of Directors as needed.

(c) The Committee shall recommend to the Board of Directors the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d) The Committee shall recommend to the Board of Directors the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company.

(e) The Committee shall recommend to the Board of Directors annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(f) The Committee shall evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(g) The Committee shall periodically review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers.

(h) The Committee shall provide oversight of the performance evaluation and incentive compensation of non-Officer personnel providing services to the Company.

(i) The Committee shall administer the Company's stock option and other equity based compensation plans and determines the annual grants of stock options and other equity based compensation.

(j) The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives.

Dr. John Bristow, the President and Chief Executive Officer and Chief Operating Officer, and Mr. Desmond Morgan, the current Chief Financial Officer, serve the Company on a full-time basis. Mr. Dominique de la Roche, the former Chief Financial Officer served the Company on a full-time basis until October 17, 2008.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;
(b)	motivating the short and long-term performance of these executives; and
(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Company's objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. Bonuses are awarded at the discretion of the Board. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the Compensation Committee, and such recommendations are generally based, if necessary, on survey data provided by independent consultants. There were no bonuses awarded in the financial year.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

Under the Manual, the compensation of the Chief Executive Officer is to be approved by the Board. Base salary and bonus levels are determined taking into account independent market survey data.

The Compensation Committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted in prior years taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of shareholders.

As noted above under Bonus Compensation, incentive that may be paid to the CEO and any other member of the Executive or senior management team are determined in respect of the individuals and management team achieving strategic objectives and milestones which are set at the beginning of each year by the Compensation Committe and approved by the Board of Directors. No incentives of any nature have been awarded in the past financial year due to the financial challenges faced by the Company as a consequence of the economic recession and sharp decline in diamond prices.

Performance Graph

The following graph compares the cumulative total return to a shareholder who invested $100 in Common Shares of the Company on February 22, 2008 until February 28, 2009 with the cumulative total return of the TSX. The Company commenced trading on the TSX on February 22, 2008.

The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

As a result of the Credit Crisis, commodities prices collapsed, with Diamonds being particularly hard hit. This, coupled with uncertainty raised from an unsolicited take over attempts resulted in a collapse in the share price.

The performance of management cannot be measured on the share price, but in maintaining liquidity, increasing production and reducing costs. The fact that the company is still in operation where many of its peers have failed completely is evidence of the commitment and creativity of management in ensuring that the company is still operational.

No salary increases, bonuses or incentives of any nature have been awarded in the past financial year due to the financial challenges faced by the Company as a consequence of the economic recession and sharp decline in diamond prices.

Option Based Awards

The Company has in place a share option plan dated for reference August 14, 2008 (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The maximum aggregate number of Common Shares that may be reserved for issuance under the Plan at any point in time is 10% of the outstanding Common shares at the time the options are granted, less any Common Shares reserved for issuance under any other arrangements. The Plan is administered by the Compensation Committee of the Company. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than five years after the issuance of such option. Previous grants of option-based awards are taken into account when considering new grants of options. Subject to the requirements of the policies of the TSX and the prior receipt of any necessary regulatory approval, the Board may, in its absolute discretion, amend or modify the Plan or any outstanding option granted under the Plan, as to the provisions set out in the Plan.

The following is a summary of the material terms of the Plan:

(a)	Currently all options granted under the Plan are non-assignable and non-transferable and are issuable for a period of up to five years;

(b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

(c)

if an optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised within 90 days after the date of such optionee ceases to be employed as an officer or director or, as the case may be;

(d)

if an optionee dies, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(e)

in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(f)	the minimum exercise price of an option granted under the Plan must not be less than the Market Price calculated the day before the grant (as defined in the Plan);

(g)

vesting of options shall be in accordance with the option commitment in the New Option Plan or otherwise, at the discretion of the Board, and will generally be subject to: (i) the service provider remaining employed by or continuing to provide services to the Company or any of its affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its affiliates during the vesting period; or (ii) the service provider remaining as a director of the Company or any of its affiliates during the vesting period;

(h)

the maximum aggregate number of shares issuable upon exercise of options to non-employee directors must not exceed 1% of the total common shares of the Company outstanding at any time and no more than $100,000 in total award value per non-employee director on an annual calendar basis; and

(i)	the Board reserves the right in its absolute discretion to terminate the Plan with respect to all Plan shares in respect of options which have not yet been granted hereunder.

Options are generally granted to corporate executives in the first quarter of each year as part of the annual compensation review. Any special compensation is typically granted in the form of options. Options are granted at other times of the year to individuals commencing employment with the Company. The exercise price for the options is based on the volume weighted average of the closing price of the shares of the Company on the TSX for the 5 days prior to the date of grant.

SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company’s most recently completed financial year of February 28, 2009 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Salary (1) ($)	Share- based awards (2) ($)	Option- based awards (2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value (5) ($)	All other compensation (6) ($)	Total compensation (7) ($)
				Annual incentive plans(3)	Long-term incentive plans(4)
John Bristow (10) President, CEO and COO	333,455	Nil	121,900	Nil	Nil	Nil	Nil	455,355
Desmond Morgan CFO (8)(10)	44,043	Nil	Nil	Nil	Nil	Nil	Nil	44,043
Dominique De La Roche Former CFO (9)(10)	136,922	Nil	81,266	Nil	Nil	Nil	Nil	218,188
Jeffrey Brenner Manager – Diamond Marketing and Sales	206,470	Nil	81,266	Nil	Nil	Nil	Nil	287,736
Hennie van Wyk Former Director – Operations (10)(11)	226,436	Nil	81,266	Nil	Nil	Nil	Nil	307,702

Notes:

(1)

The Company’s South African executives are compensated in South African Rand (“ZAR”) and have been presented in Canadian dollars at an exchange rate of 1 Canadian dollar = ZAR 7.872 the average monthly rate in effect for the year ended February 28, 2009.

(2)	This amount represents the dollar amount based on the grant date fair value of the award for the year ended February 28, 2009.

(3)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended February 28, 2009.

(4)	These amounts include non-equity incentive plan compensation.

(5)	These amounts include all compensation relating to all benefit and contribution plans and include all service costs and other compensatory items.

(6)	These amounts cover compensation other than amounts already set out in the table for the year ended February 28, 2009.

(7)	These amounts include all amounts set out in table from for each NEO and executive officer.

(8)

Mr. Morgan commenced employment with the Company on October 13, 2008 and was appointed Chief Financial Officer on October 20, 2008. The salary in the table above reflects the pro-rata portion of his annual base salary of $116,491 (ZAR 900,000).

(9)	Mr. De La Roche resigned as Chief Financial Officer on October 17, 2008.

(10)

Compensation of the Company’s South African executives (Mr. Bristow, Mr. Morgan, Mr. De La Roche and Mr. van Wyk) is paid to each executive in South African Rand (“ZAR”) at an exchange rate of 1 Canadian dollar = ZAR 7.872, being the average monthly rate for the year ended February 28, 2009.

(11)

Mr. van Wyk was paid an annual salary of $323,150 (ZAR 2,544,000) until August 2008. Commencing August 28, 2008, he became a consultant for the Company at a retainer of ZAR 100,000 per month. The salary in the table above reflects the pro-rata compensation made to Mr. van Wyk as an employee and consultant for the full financial year. Mr. van Wyk is no longer a retained consultant to the Company.

(12)

The options granted in the 2008 financial year were granted pursuant to the Stock Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate. The Black-Scholes grant date fair value for awards granted on June 20, 2008 was 90% of the option exercise price.

INCENTIVE PLAN AWARDS

Outstanding Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at February 28, 2009, for each NEO:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)
John Bristow President, CEO and COO	600,000 300,000	0.62 0.45	Sept 24, 2012 June 20, 2011	Nil Nil
Desmond Morgan CFO	Nil	Nil	Nil	Nil
Dominque De La Roche Former CFO	Nil	Nil	Nil	Nil
Jeffrey Brenner Manager – Diamond Marketing and Sales	350,000 200,000	0.62 0.45	Sept 24, 2012 June 20, 2011	Nil Nil
Hennie van Wyk Former Director – Operations	300,000 200,000	0.62 0.45	Sept 24, 2012 June 20, 2011	Nil Nil

Notes:

(1)

The value at February 28, 2009 is calculated by determining the difference between the closing price of the Company’s common shares at February 28, 2009 ($0.04/share) underlying the option on the TSX and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan (value vested or earned) during the year ended February 28, 2009, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John Bristow President, CEO and COO	Nil	Nil
Desmond Morgan CFO	Nil	Nil
Dominque De La Roche Former CFO	Nil	Nil
Jeffrey Brenner Manager – Diamond Marketing and Sales	Nil	Nil
Hennie van Wyk Former Director – Operations	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option- based award on the vest date.

The Company has no pension plans for its directors, officers or employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

There is no written employment contract between the Company and any Named Executive Officer except for an agreement with Dr. J.W. Bristow dated May 30, 2008, the agreement with Desmond Morgan dated October 7, 2009 and the agreement with Jeffrey Brenner dated November 21, 2007.

Dr. J.W. Bristow’s employment commenced effective January 1st, 2007, Desmond Morgan’s employment commenced effective October 17, 2008 and Jeffrey Brenner’s employment commenced effective November 21, 2007. Under these agreements they are required to work full time for the Company and are eligible to receive stock options and a performance based bonus at the discretion of the Compensation Committee and the Board and other standard benefits made available by the Company. Please see “Compensation of Executive Officers”.

Mr. Dominique de la Roche’s employment as Chief Financial Officer commenced effective January 1st , 2007 and terminated on October 17, 2008.

There are no other compensatory plans or arrangements, with respect to the NEO resulting from the resignation, retirement or any other termination of employment of the officers’ employment or from a change of any NEOs’ responsibilities following a change in control.

Potential Payments upon Termination

The following table provides information concerning the value of payments and benefits following the termination of employment of the NEO’s under various circumstances. Payments vary based on the reason for termination and the timing of a departure. The below amounts are calculated as if the NEO’s employment had been terminated on February 28, 2009, except for Mr. Hennie Van Wyk who resigned his position on 1 March 2009. Receipt of payments on termination is contingent on the NEO delivering a release to the Company.

NEO		Termination Without Cause	Change of Control
John Bristow	Salary	$271,128	$271,128
	Bonus	Nil	Nil
	Options	Nil	Nil
Desmond Morgan	Salary	$38,732	$116,198
	Bonus	Nil	Nil
	Options	Nil	Nil
Jeffrey Brenner	Salary	$51,617	$206,470
	Bonus	Nil	Nil
	Options	Nil	Nil
Hennie van Wyk	Salary	$38,732	$154,930
	Bonus	Nil	Nil
	Options	Nil	Nil

Notes:

(1)

Compensation of the Company’s South African executives (Mr. Bristow, Mr. Morgan and Mr. van Wyk) was paid to each executive in South African Rand (“ZAR”). For the purposes of the table above, an exchange rate of 1 Canadian dollar = ZAR 7.7454 was used.

Except as outlined above, there are no contracts, agreements, plans or arrangements that provide for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

DIRECTOR COMPENSATION

Director Compensation Table

Each independent director of the Company, who is not an executive officer, is paid an annual director’s fee of $20,000. Each director who is a member of a committee receives either an additional $5,000 for acting as Chairperson or $3,000 for being a member of a committee.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of February 28, 2009 is:

Name	Fees earned ($)	Share- based Awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
David Copeland(3)	25,623	Nil	Nil	Nil	Nil	Nil	25,623
Mark Bristow(5)	36,000	Nil	Nil	Nil	Nil	Nil	36,000
Terrence Janes(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Bill Fisher(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Greg Radke(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sandile Zungu(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Patrick Bartlett(2)(5)	26,250	Nil	Nil	Nil	Nil	Nil	26,250
Rene Carrier(2)(5)	22,372	Nil	Nil	Nil	Nil	Nil	22,372
Scott Cousens(2)(4)	24,762	Nil	Nil	Nil	Nil	Nil	24,762
Douglas Silver(2)(5)	20,250	Nil	Nil	Nil	Nil	Nil	20,250

Notes:

(1)	Joined as Director of the Board on November 21, 2008.
(2)	Retired as Director of the Board on November 21, 2008.
(3)	Fees paid to Mr. Copeland via CEC Engineering are based on time spent working on the Company’s matters.
(4)	Fees paid to Mr. Cousens via Hunter Dickinson Services Inc. are based on time spent working on the Company’s matters.
(5)	A one-time fee of $3,000 was paid to Mr. Bartlett, Carrier, Silver and $7,666 to Mr. Bristow for serving on a Special Committee established during the financial year.

The following table sets out all share-based awards and option-based awards outstanding as at February 28, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David Copeland	500,000	0.62	Sept 24, 2012	Nil	Nil	Nil
Mark Bristow	450,000	0.62	Sept 24, 2012	Nil	Nil	Nil
Terrence Janes	Nil	Nil	Nil	Nil	Nil	Nil
Bill Fisher	Nil	Nil	Nil	Nil	Nil	Nil
Greg Radke	Nil	Nil	Nil	Nil	Nil	Nil
Sandile Zungu	Nil	Nil	Nil	Nil	Nil	Nil
Patrick Bartlett	Nil	Nil	Nil	Nil	Nil	Nil
Rene Carrier	300,000	0.62	Sept 24, 2012	Nil	Nil	Nil
Scott Cousens	450,000	0.62	Sept 24, 2012	Nil	Nil	Nil
Douglas Silver	300,000	0.62	Sept 24, 2012	Nil	Nil	Nil

Notes:

(1)

The value at February 28, 2009 is calculated by determining the difference between the closing price of the Company’s common shares at February 28, 2009 ($0.04/share) underlying the option on the TSX and the exercise price of the options.

The following table sets out all incentive plan (value vested or earned) during the year ended February 28, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Copeland	Nil	Nil	Nil
Mark Bristow	Nil	Nil	Nil
Terrence Janes	Nil	Nil	Nil
Bill Fisher	Nil	Nil	Nil
Greg Radke	Nil	Nil	Nil
Sandile Zungu	Nil	Nil	Nil
Patrick Bartlett	Nil	Nil	Nil
Rene Carrier	Nil	Nil	Nil
Scott Cousens	Nil	Nil	Nil
Douglas Silver	Nil	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option- based award on the vest date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

See heading “Option Based Awards” for disclosure on the Company’s Plan.

The following table sets out equity compensation plan information for the year ended February 28, 2009.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Plan)	7,956,168 Shares	$0.60	15,836,247 Shares
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,956,168 Shares	0.60	15,836,247 Shares

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the nine months ended February 28, 2009, or has any interest in any material transaction in the current year other than in respect of the share option plan and as set out herein.

MANAGEMENT CONTRACTS

See heading “Executive Compensation” for disclosure on management services provided to the Company by HDSI.

Management services are provided to the Company by HDSI pursuant to a corporate services agreement dated for reference November 28, 2008. HDSI is a private company owned equally by several publicly traded mining companies (one of which is the Company) and is managed by persons, some of whom are also directors of the Company. No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Company or its predecessors for the year ended February 28, 2009.

The amounts billed by HDSI for its services rendered to the Company and which amounts constitute primarily reimbursement of third party billings were $1,280,316 for the year ended February 28, 2009; (For the nine months ended February 29, 2008 - $863,861).

Except for HDSI, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors of senior officers of the Company.

ADDITIONAL INFORMATION

The audited consolidated financial statements of the Company for the year ended February 28, 2009, the report of the auditor thereon and the management discussion and analysis will be placed before the Meeting.

Additional information and copies of documents referenced herein may be obtained from SEDAR at www.sedar.com and upon request from the Company’s Investor Relations department at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone number: 604-684-6365 or fax number 604-681-2741.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, October 1, 2009.

BY ORDER OF THE BOARD

“Dr. John Bristow”

Dr. John Bristow
President and Chief Executive Officer

APPENDIX “A”
(to the Circular of the Company dated September 22, 2009)

Change of Auditor Reporting Package

ROCKWELL DIAMONDS INC.
Suite 1020 - 800 West Pender Street
Vancouver, B.C. V6C 2V6

NOTICE OF CHANGE OF AUDITOR

TO: Davidson and Company, Chartered Accountants

AND TO: KPMG Inc.

NOTICE IS HEREBY GIVEN that the Board of Rockwell Diamonds Inc. (the "Company"), resolved on December 16, 2008 that:

1.	The resignation Davidson and Company, Chartered Accountants, effective December 16, 2008, as auditor of the Company be accepted, and

2.	KPMG LLP, be appointed as auditor of the Company to be effective December 16, 2008, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

In accordance with National Instrument 51 - 102 ("NI 51 - 102") we confirm that:

(a)	Davidson and Company, Chartered Accountants, was asked to resign as auditor of the Company to facilitate the appointment of KPMG Inc, South Africa.

(b)

Davidson and Company, Chartered Accountants, has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which Davidson and Company issued an audit report in respect of the Company and the date of this Notice;

(c)	the resignation of Davidson and Company and appointment of KPMG Inc., as auditor of the Company was considered and approved by the Audit Committee of the Company;

(d)

in the opinion of the Audit Committee of the Company, no "reportable event" as defined in NI 51 - 102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which Davidson and Company issued an audit report in respect of the Company and the date of this Notice; and

(e)	the Notice and Auditor's Letters have been reviewed by the Audit Committee of the Company.

Dated as of February 6, 2009

ROCKWELL DIAMONDS INC

By:    /s/ W. Fisher
          William Fisher
           Chairman, Audit Committee

KPMG

Telephone +27 (51) 403 2700
Fax +27 (11) 647 6124
Docex 38 Bloemfontein
Internet http://www.kpmg.co.za/

Att: Supervisor, Insider Reporting
British Columbia Securities Comission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver
British Columbia
Canada, V7Y 1L2

12 February 2009

Re: **Notice of Change of Auditors of Rockwell Diamonds Inc.**

We have read the Notice of Rockwell Diamonds Inc. dated February 6, 2009, which we understand will be filed pursuant to Section 4.1 1 of the National Instrument 5 1-102, and are in agreement with the statements contained in such Notice.

Yours very truly,
KPMG Inc.

Per: **Willem van der Merwe**
Chartered Accountant (SA)
Registered Auditor
Director
Bloemfontein
South Africa

Copy to:

The Supervisor, Insider Reporting of:

- Alberta Securities Commission
- Saskatchewan Financial Services Commission
- Manitoba Securities Commission
- Ontario Securities Commission
- Autorite" des marches financiers
- Nova Scotia Securities Commission
- New Brunswick Securities Commission
- Prince Edward Island Securities Office
- Securities Commission of Newfoundland and Labrador
- Government of the Northwest Territories, Securities Registries
- Government of Yukon, Registrar or Securities
- Government of Nunavut, Legal Registries Division

KPMG Inc is a company incorporated under the South African Companies Act and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Inc is a Registered Auditor, in public practice, in terms of the Auditing Profession Act, 26 of 2005.

Registration number 1999/021543/21

Policy Board:
Chief Executive: RM Kgosana
Executive Directors: TH Bashall, DC Duffield, A Hari, TH Hoole, FB Leith, JS McIntosh, AM Mokgabudi, D van Heerden
Other Directors: LP Fourie, A Jaffer, E Magondo, CM Read, Y Suleman (Chairman of the Board), A Thunström, JM Vice

The company's principal place of business is at KPMG Crescent, 85 Empire Road, Parktown, where a list of the directors' names is available for inspection.

DAVIDSON & COMPANY LLP — Chartered Accountants — A Partnership of Incorporated Professionals

April 8, 2009

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Authorite des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Government of the Northwest Territories, Securities Registries
Government of Yukon, Registrar of Securities
Government of Nunavut, Legal Registries Division
Toronto Stock Exchange

Dear Sirs:

Re: Rockwell Diamonds Inc. (the "Company")
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated February 6, 2009 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Accountants

cc: TSX Venture Exchange

NEXIA INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172